SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2014

Commission File Number: 001-36115

HYDRO ONE INC.

(Translation of Registrant’s name into English)

483 Bay Street, North Tower, 15th Floor, Toronto Ontario M5G 2P5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE INC.

/s/ Sandy Struthers
Name:	Sandy Struthers
Title:	Chief Administration Officer and Chief Financial Officer

Date:	February 13, 2014

EXHIBIT INDEX

99.1	Audited consolidated financial statements of the Registrant as at and for the years ended December 31, 2013 and 2012, and Auditor’s Report thereon dated February 13, 2014
99.2	Management’s Discussion and Analysis of the Registrant as at and for the year ended December 31, 2013